UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 12-31-2012

Check here if Amendment [ ]; Amendment Number: ______
This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Bedlam Asset Management plc
Address: 20 Abchurch Lane, London, EC4N 7BB, UK

Form 13F File Number: 28-____________

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Comras
Title: Chief Compliance Officer
Phone: +44 20 7648 4325

Signature, Place, and Date of Signing:

M Comras	London, U.K.	02-14-2013
[Signature]	[City, State]	[Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 24

Form 13F Information Table Value Total: 186,205
                                                (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

FORM 13F INFORMATION TABLE

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5			COLUMN 6	COLUMN 7	COLUMN 8		
									VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGER	SOLE	SHARED	NONE
AGCO CORP	COM	001084 10 2	10,811	220,097	SH		SOLE		220,097		
BRISTOL MYERS SQUIBB CO	COM	110122 10 8	18,077	554,687	SH		SOLE		554,687		
CELGENE CORP	COM	151020 10 4	9,676	122,921	SH		SOLE		122,921		
CHECKPOINT SYS INC	COM	162825 10 3	10,664	223,847	SH		SOLE		223,847		
CINEMARK HOLDINGS INC	COM	17243V 10 2	739	28,428	SH		SOLE		28,428		
DREAMWORKS ANIMATION SKG INC	CL A	26153C 10 3	7,810	471,348	SH		SOLE		471,348		
GOLDCORP INC NEW	COM	380956 40 9	12,407	338,060	SH		SOLE		338,060		
MEDTRONIC INC	COM	585055 10 6	12,716	309,995	SH		SOLE		309,995		
MOSAIC CO NEW	COM	617700 10 9	12,969	229,011	SH		SOLE		229,011		
PENTAIR INC	COM	709631 10 5	14,286	290,655	SH		SOLE		290,655		
PFIZER INC	COM	717081 10 3	16,077	641,036	SH		SOLE		641,036		
SHFL ENTMT INC	COM	78423R 10 5	10,070	694,478	SH		SOLE		694,478		
SOUTHWESTERN ENERGY CO	COM	845467 10 9	9,496	284,241	SH		SOLE		284,241		
TYCO INTERNATIONAL LTD	SHS	H89128 10 4	10,014	342,355	SH		SOLE		342,355		
ULTRA PETROLEUM CORP	COM	903914 10 9	8,591	473,867	SH		SOLE		473,867		
WOLVERINE WORLD WIDE INC	COM	978097 10 3	7,493	182,839	SH		SOLE		182,839		
YAMANA GOLD INC	COM	98462Y 10 0	11,415	663,300	SH		SOLE		663,300		
KIMBERLY CLARK CORP	COM	494368 10 3	529	6,264	SH		SOLE		6,264		
MARKET VECTORS ETF TR	VIETNAM ETF	57060U 76 1	196	10,866	SH		SOLE		10,866		
WD-40 CO	COM	929236 10 7	275	5,829	SH		SOLE		5,829		
SANOFI-SYNTHELABO SPONSORED ADR	SPONSORED ADR	80105N 10 5	727	15,349	SH		SOLE		15,349		
SILVER WHEATON CORP	COM	828336 10 7	474	13,147	SH		SOLE		13,147		
SMITH & NEPHEW PLC	SPDN ADR NEW	83175M 20 5	346	6,242	SH		SOLE		6,242		
SYNGENTA AG	SPONSORED ADR	87160A 10 0	347	4,290	SH		SOLE		4,290		